EXHIBIT 99.1

Brookfield Asset Management Reports First Quarter 2018 Results

Net Income of $1.9 billion or $0.84 per share, FFO of $1.2 billion or $1.16 per share

BROOKFIELD, NEWS, May 10, 2018 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE:BAM) (TSX:BAM.A) (Euronext:BAMA), a leading global alternative asset manager, today announced financial results for the quarter ended March 31, 2018.

Bruce Flatt, CEO of Brookfield, stated, “We reported record results and significantly advanced our business plan. Fundraising for our latest flagship real estate fund is well advanced and we recently launched fundraising for our next flagship private equity fund. Investment performance has been strong across our business, and we continue to monetize assets at attractive valuations.”

Operating Results

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months
	2018	2017	2018	2017
Net income	$1,855	$518	$5,888	$3,220
Per Brookfield share[1]	0.84	(0.08)	2.26	1.25
Funds from operations[1,2]	$1,170	$674	$4,306	$3,208
Per Brookfield share[1,2]	1.16	0.65	4.25	3.15

1.     Excludes amounts attributable to non-controlling interests
2.     See Basis of Presentation on page 3 and a reconciliation of net income to FFO on page 9

Net income increased significantly for both the quarter and the last twelve months ("LTM"). The increase reflects improvements at existing operations as well as strong contributions from acquisitions across each of our businesses. We also recorded a higher level of valuation gains in our opportunistic real estate portfolio and a gain on the sale of a utility asset whereas the prior period included the impact of lower stock market prices on market-valued investments.

First quarter funds from operations (“FFO”) also increased significantly to $1.2 billion, an increase of 74% from the prior year. Fee related earnings continue to increase as a result of the growth in fee bearing capital and higher performance fee income. This was due to fee bearing capital growth generated by both increases in new private fund capital and listed issuers. We received a performance fee from Brookfield Business Partners in the quarter as the partnership continues to exceed performance hurdles. The increased contribution from our invested capital reflects improved results across our businesses, including higher pricing in our renewable power and private equity operations. FFO included $473 million of disposition gains from assets sold, including the aforementioned utility asset and a partial sale of a core office property.

Dividend Declaration

The Board declared a quarterly dividend of US$0.15 per share (representing US$0.60 per annum), payable on June 29, 2018 to shareholders of record as at the close of business on May 31, 2018. The Board also declared all the regular monthly and quarterly dividends on its preferred shares.

Operating Highlights

Fee bearing capital reached $127 billion, a 12% increase over March 2017. Growth during this quarter was led by our private funds and our public securities businesses.

We continue to raise capital for our third real estate flagship fund, which is now over $9 billion after the first close. This already matches the total capital in the predecessor fund in that series, and we expect to raise substantial further capital throughout the remainder of 2018 to make this our largest real estate fund to date. As we continue to grow our private funds, our capital base is diversifying with increased commitments from clients outside of North America, and increased allocations from both public and private pension plans. We are also progressing significant initiatives with high net worth clients.

Our current private equity flagship fund is over 90% committed and invested and we launched the successor fund in the quarter, with a first close anticipated later in the year. Our latest infrastructure flagship fund is 50% committed and invested.

In addition to establishing new funds, we are also continuing to expand through targeted acquisitions and strategic partnerships. In our public securities business we completed the previously announced acquisition of an investment advisor with an established retail distribution network and $4 billion of fee bearing capital. We also recently announced the acquisition of a 25% strategic interest in a European alternative credit manager, expanding our reach in Europe, and broadening our credit platform scale and experience.

As our managed capital expands, ongoing fee related earnings and carry potential grow. Carry potential is also benefiting from our funds progressing into more mature phases of their lives.

Fee related earnings increased by 56% to over $1.0 billion over the LTM, attributable to new capital raised across multiple fund strategies and stronger market valuations of our listed partnerships. Earnings included performance fees of $143 million in the quarter from continued strong unit price performance by Brookfield Business Partners.

We also achieved growth in economic net income from our asset management activities, which more than doubled from the prior LTM period to $2.1 billion. Unrealized carried interest was $1.5 billion before costs, or $1.0 billion net of costs in the last twelve months, more than triple that of the prior period. The step-change is a result of our earlier vintage funds starting to generate significant amounts of carried interest for the first time. As our fund series have been growing and should continue to grow, we expect to see continued increases in carried interest, as carry eligible capital grows.

We continue to generate increasingly significant free cash at the corporate level. We receive significant cash flow from our asset management business as well as distributions from our invested capital, which adds to our robust liquidity profile.

On an annual basis, we receive approximately $1 billion in asset management fee related earnings and $1.5 billion of cash distributions from our invested capital annually based on our current profile. After paying approximately $500 million of interest expense, preferred share dividends and corporate costs, we are generating approximately $2 billion of cash flows before common share dividends that is available for distribution or reinvestment. We have few capital requirements at the corporate level and this positions us well to use our cash flow to support larger fund transactions, providing bridge capital, and seeding new fund products.

We have significant liquidity to deploy for future opportunities. This includes $22 billion of third-party private fund commitments and $10 billion of core liquidity.

We continue to focus on asset sales and capital structure in strong markets. We generated almost $500 million from disposition gains in the quarter.

In March, our infrastructure business closed the sale of a 28% interest in Transelec, a Chilean electricity transmission business with approximately 10,000 kilometers of lines. During our ownership, we re-invested capital within the business to expand and grow the system, and returned cash dividends to us and our partners of over $1 billion. Our infrastructure business sold its share of the investment for $1.3 billion ($390 million at BAM's share). BAM recognized a disposition gain of approximately $245 million in FFO on the sale.

Asset sales also included the sale of a 50% interest in the Bay Adelaide Centre West and East towers located in downtown Toronto for C$850 million. Brookfield developed both towers which were completed in 2009 and 2015, respectively, and with the sale has realized net proceeds of $292 million to BPY, and $164 million net to BAM. In April, our private equity business completed an IPO of GrafTech, selling an approximate 13% interest in the company for gross proceeds of $571 million, and in February, we completed a $1.5 billion refinancing of GrafTech which resulted in a $1.1 billion dividend to us and our partners. We have now returned 2.1x our invested capital, and still own approximately 87% of GrafTech’s equity and a $750 million promissory note.

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Funds from Operations (“FFO”). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

  FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.

  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

We make reference to Economic Net Income ("ENI"). We use ENI as a supplement to FFO for our Asset Management segment to assess operating performance, including the fee revenues and carried interest generated on unrealized changes in value of our private fund investment portfolios. We use this measure to evaluate the total value created within our funds in a period and it is a leading indicator for future growth of our Asset Management FFO.

We make reference to Invested Capital. Invested Capital is defined as the amount of common equity in our segments and underlying businesses within the segments.

We make reference to cash flows before common share dividends that is Available for distribution or reinvestment. It is the sum of our Asset Management segment FFO and distributions received from our ownership of listed investments, net of Corporate FFO and preferred share dividends. This provides insight into earnings received by the corporation that are available for distribution to common shareholders or to be reinvested into the business.

We also make reference to Unrealized Carried Interest, which represents our share of fund profits if all of our funds were wound up and liquidated at period end values.  We use this measure to gain additional insight into how investment performance is impacting our ability to earn carried interest in the future.

We provide additional information on key terms and non-IFRS measures in our filings available at www.brookfield.com.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended March 31, 2018 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our financial statements for the quarter ended March 31, 2018, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield’s external auditor.

Brookfield's Board of Directors have reviewed and approved this document, including the summary unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2018 First Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Reports & Filings section at www.brookfield.com.

The conference call can be accessed via webcast on May 10, 2018 at 11:00 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-866-521-4909 toll free in North America. For overseas calls please dial 1-647-427-2311, at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-800-585-8367 or 1-416-621-4642 (password: 2377377).

Brookfield Asset Management Inc. is a leading global alternative asset manager with approximately $285 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Claire Holland Communications & Media Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

This release does not constitute an offer of any Brookfield fund.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)	March 31	December 31
	2018	2017
Assets
Cash and cash equivalents	$6,044	$5,139
Other financial assets	5,271	4,800
Accounts receivable and other	12,257	11,973
Inventory	6,638	6,311
Assets classified as held for sale	302	1,605
Equity accounted investments	30,750	31,994
Investment properties	58,309	56,870
Property, plant and equipment	54,431	53,005
Intangible assets	14,231	14,242
Goodwill	5,516	5,317
Deferred income tax assets	2,186	1,464
Total Assets	$195,935	$192,720

Liabilities and Equity
Accounts payable and other	$18,656	$17,965
Liabilities associated with assets classified as held for sale	568	1,424
Corporate borrowings	6,476	5,659
Non-recourse borrowings
Property-specific mortgages	65,901	63,721
Subsidiary borrowings	7,938	9,009
Deferred income tax liabilities	11,146	11,409
Subsidiary equity obligations	3,935	3,661
Equity
Preferred equity	4,192	4,192
Non-controlling interests in net assets	52,667	51,628
Common equity	24,456	24,052
Total Equity	81,315	79,872
Total Liabilities and Equity	$195,935	$192,720

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the three months ended March 31 (US$ millions, except per share amounts)
	2018	2017
Revenues	$12,631	$6,001
Direct costs	(10,091)	(4,387)
Other income and gains	342	265
Equity accounted income	288	335
Expenses
Interest	(1,037)	(843)
Corporate costs	(27)	(25)
Fair value changes	572	(204)
Depreciation and amortization	(670)	(499)
Income tax	(153)	(125)
Net income	$1,855	$518

Net income (loss) attributable to:
Brookfield shareholders	$857	$(37)
Non-controlling interests	998	555
	$1,855	$518

Net income (loss) per share
Diluted	$0.84	$(0.08)
Basic	0.85	(0.08)

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

Unaudited For the periods ended March 31 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2018	2017	2018	2017
Net income	$1,855	$518	$5,888	$3,220
Equity accounted fair value changes and other non-FFO items	333	122	1,067	306
Fair value changes	(572)	204	(1,197)	686
Depreciation and amortization	670	499	2,516	2,038
Deferred income taxes	(74)	108	145	(620)
Realized disposition gains in fair value changes or prior periods	420	152	1,384	706
Non-controlling interests	(1,462)	(929)	(5,497)	(3,128)
Funds from operations[1]	$1,170	$674	$4,306	$3,208

SEGMENT FUNDS FROM OPERATIONS

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2018	2017	2018	2017
Asset management	$363	$166	$1,167	$848
Property	439	325	2,118	1,513
Renewable power	100	67	303	179
Infrastructure	341	83	603	386
Private equity	54	102	285	430
Residential	(33)	(8)	9	70
Corporate	(94)	(61)	(179)	(218)
Funds from operations[1]	$1,170	$674	$4,306	$3,208

Per share	$1.16	$0.65	$4.25	$3.15

RECONCILIATION OF ASSET MANAGEMENT FFO TO ECONOMIC NET INCOME

Unaudited For the periods ended March 31 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2018	2017	2018	2017
Asset Management FFO	$363	$166	$1,167	$848
Less: Realized carried interest, net	(20)	(3)	(91)	(152)
Less: Realized disposition gains	—	—	—	(5)
Unrealized carried interest generated in the period, net	246	137	1,037	330
Economic net income	$589	$300	$2,113	$1,021

Notes:

  Excludes amounts attributable to non-controlling interests

EARNINGS PER SHARE

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2018	2017	2018	2017
Net income	$1,855	$518	$5,888	$3,220
Non-controlling interests	(998)	(555)	(3,532)	(1,863)
Net income attributable to shareholders	857	(37)	2,356	1,357
Preferred share dividends	(38)	(36)	(147)	(136)
Net income available to common shareholders	$819	$(73)	$2,209	$1,221

Weighted average shares	957.9	958.5	958.6	958.8
Dilutive effect of the conversion of options and escrowed shares using treasury stock method[1]	19.1	—	19.5	15.3
Shares and share equivalents	977.0	958.5	978.1	974.1

Diluted earnings per share	$0.84	$(0.08)	$2.26	$1.25

CASH AVAILABLE FOR DISTRIBUTION

Unaudited For the periods ended March 31 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2018	2017	2018	2017
Asset management FFO	$363	$166	$1,167	$848
Dividends received from listed investments	343	307	1,313	1,215
Corporate activities FFO
Financial assets earnings	22	19	148	123
Corporate costs, cash taxes and other	(38)	(18)	(50)	(94)
Corporate interest expense	(78)	(62)	(277)	(247)
	(94)	(61)	(179)	(218)
Preferred share dividends	(38)	(36)	(147)	(136)
Available for distribution/reinvestment	$574	$376	$2,154	$1,709

Notes:

  Includes management share option plan and escrowed stock plan